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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                 SCHEDULE 14D-9
                                AMENDMENT NO. 14

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                         WALLACE COMPUTER SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)


                         WALLACE COMPUTER SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                             _______________________

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)


                                   932270 10 1
                       (CUSIP NUMBER OF CLASS SECURITIES)
                             _______________________

                               MICHAEL J. HALLORAN
         VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY
                         WALLACE COMPUTER SERVICES, INC.
                             4600 W. ROOSEVELT ROAD
                            HILLSIDE, ILLINOIS 60162
                                 (312) 626-2000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

          FREDERICK C. LOWINGER                     CRAIG T. BOYD
             STEVEN SUTHERLAND                      BUTLER, RUBIN,
              SIDLEY & AUSTIN                     SALTARELLI & BOYD
          ONE FIRST NATIONAL PLAZA           THREE FIRST NATIONAL PLAZA
           CHICAGO, ILLINOIS 60603             CHICAGO, ILLINOIS 60602
                (312) 853-7000                    (312) 444-9660


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          This Amendment No. 14 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 15, 1995 (as amended, the "Schedule 14D-9") by Wallace Computer Services, Inc., a Delaware corporation (the "Company"), relating to the tender offer by Moore Corporation Limited, an Ontario corporation ("Moore"), and FRDK, Inc., a New York corporation (the "Bidder") and a wholly owned subsidiary of Moore, to purchase all outstanding shares of the Company's common stock, par value $1.00 per share, including associated preferred stock purchase rights, at a price per share of $60.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase of the Bidder and Moore dated August 2, 1995, the Supplement dated October 12, 1995 and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

          Item 8 of Schedule 14D-9 is hereby amended and supplemented as follows:

          On December 4, 1995, the United States District Court for the District of Delaware issued an Order (the "Order") and an Opinion (the "Opinion") in the Moore Action. Pursuant to the Order and the Opinion, the Court denied Moore and the Bidder's motion for a preliminary injunction with respect to the breach of fiduciary duty claim. In addition, the Court granted Moore and the Bidder's motion to dismiss the Company's antitrust counterclaim. A copy of the Order and the Opinion are attached hereto as
Exhibit 40 and the foregoing description is qualified in its entirety by reference to Exhibit 40.

          On each of December 4, 1995, December 5, 1995 and December 8, 1995, the Company issued a press release. Copies of such press releases are filed as Exhibits 41, 42 and 43, respectively, and are incorporated by reference herein.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 40 Order and Opinion, each dated December 4, 1995, issued by the United States District Court for the District of Delaware

Exhibit 41     Text of Press Release dated December 4, 1995

Exhibit 42     Text of Press Release dated December 5, 1995

Exhibit 43     Text of Press Release dated December 8, 1995


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   By:      /s/ Michael J. Halloran
                                        -------------------------------------
                                        Name:  Michael J. Halloran
                                        Title: Vice President, Chief Financial
                                               Officer and Assistant Secretary

Dated: December 11, 1995


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                                  EXHIBIT INDEX

Exhibit 40 Order and Opinion, each dated December 4, 1995, issued by the United States District Court for the District of Delaware

Exhibit 41     Text of Press Release dated December 4, 1995

Exhibit 42     Text of Press Release dated December 5, 1995

Exhibit 43     Text of Press Release dated December 8, 1995


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